Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of WestRock Company for the registration of debt securities (and guarantees thereof), common stock, preferred stock, warrants, depositary shares, rights, units, guarantees of debt securities and WRKCO Inc. for the registration of debt securities (and guarantees thereof) and to the incorporation by reference therein of our reports dated November 19, 2021, with respect to the consolidated financial statement of WestRock Company, and the effectiveness of internal control over financial reporting of WestRock Company, for the year ended September 30, 2021, included in its Annual Report (Form 10-K) for the year ended September 30, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

February 4, 2022